DAVIS POLK & WARDWELL

WILLIAM M. KELLY 650 752 2003 William.Kelly@DPW.COM	1600 El Camino Real Menlo Park, CA 94025 650 752 2000 FAX 650 752 2111	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

July 26, 2007

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. David Burton
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Photon Dynamics, Inc. Item 4.02 Form 8-K filed July 18, 2007 File No. 0-27234

Dear Mr. Burton:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 19, 2007 (the “Comment Letter”) regarding the above-referenced filing on Form 8-K (the “Form8-K”) of Photon Dynamics, Inc. (the “Company”).

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have restated your comments in full and keyed our responses to the numbering of the comments in your letter.

Mr. David Burton U.S. Securities and Exchange Commission Page 2	July 26, 2007

Form 8-K dated July 16, 2007

Item 4-02(a).  Non-Reliance on Previously Issued Financial Statements

1.
We note that you intend to file restated financial statements.  However, you have not indicated when you intend to do so.  Please tell us when you intend to file restated financial statements.  We may have further comment after you file the restated financial statements.

Response:

As discussed on our telephone call with the Staff on July 23, 2007, the information requested was stated in a press release, dated July 16, 2007, which the Company filed as an exhibit to the Form 8-K.   The Company indicated in the press release that it plans to file amendments to its Form 10-K for the year ended September 30, 2006 and its Forms 10-Q for the quarters ended December 31, 2006 and March 31, 2007 together with its current third quarter Form 10-Q in August 2007.

2.
Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Form 10-K for the fiscal year ended September 30, 2006 and by your Forms 10-Q for the quarters ended December 31, 2006 and March 31, 2007 in light of the material error you have disclosed.  Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your quarter ended June 30, 2007.

Response:

The Company and its certifying officers are currently reconsidering the effect of the errors on the adequacy of its disclosure controls and procedures for the periods to be restated, as well as reviewing the effect of the errors on its evaluation of disclosure controls and procedures as of the quarter ended June 30, 2007.  The conclusions of the Company and its certifying officers will be disclosed in the Company’s amended Form 10-K and Form 10-Q filings or Form 10-Q for the quarter ended June 30, 2007, as applicable.

Mr. David Burton U.S. Securities and Exchange Commission Page 3	July 26, 2007

If you have any questions or wish to discuss any part of this letter, please do not hesitate to contact me at (650) 752-2003.

Very truly yours, /s/ William M. Kelly William M. Kelly

cc:   Carl C. Straub, Photon Dynamics, Inc.